UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Period Ended June 30, 2021

Commission File Number 001-36664

Roan Holdings Group Co., Ltd.

(Translation of registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

147 Ganshui Lane, Yuhuangshannan Fund Town

Shangcheng District

Hangzhou, Zhejiang, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory Note

On December 30, 2021, the Registrant furnished its unaudited financial statements for the six months ended June 30, 2021. The financial statements and notes are attached as Exhibit 99.1 to this report. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2021 is attached as Exhibit 99.2 to this report. The press release announcing the financial results for the first six months of fiscal year 2021 is attached as Exhibit 99.3 to this report.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited condensed consolidated financial statements for the six months ended June 30, 2021 and 2020
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	Press release dated December 30, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roan Holdings Group Co., Ltd.

Date: December 30, 2021	By:	/s/ Zhiyong Tang
	Name:	Zhiyong Tang
	Title:	Chief Executive Officer (Principal Executive Officer)

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